Mail Stop 6010

								March 23, 2006


Steven S. Porter
Chief Executive Officer
Ceragenix Pharmaceuticals, Inc.
1444 Wazee Street, Suite 210
Denver, Colorado 80202

	Re:	Ceragenix Pharmaceuticals, Inc.
		Revised Schedule 14C filed March 14, 2006
		File No. 0-50470

Dear Mr. Porter:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

SCHEDULE 14C

General

1. In an appropriate section of your document, please discuss the material terms of the Cooperative Research and Development
Agreement
with the Centers for Disease Control and Prevention that you disclosed in a Form 8-K filed on February 9, 2006.

Summary Term Sheet of Stock Purchase Agreement, page 3

2. We note your response to comment 4, and we reissue the comment. In addition to disclosing the amount by which liabilities exceed assets, please disclose in the term sheet the dollar amount of liabilities the
Buyer will assume. Based on the disclosure on page F-14, this amount would appear to be $2,080,472.

Business of Ceragenix Pharmaceuticals, Inc., page 4

3. We note your response to comment 5. Although we have no further comments on this issue with respect to MD&A, please explain to us how you believe the disclosure in your Business section complies with Item
1 to Schedule 14C, which requires the disclosure of information that would be required "if proxies were to be solicited in connection with the meeting." This Item appears to require that you draft your document as if you were seeking shareholder approval for the sale of
GAI, or in other words, as if you did not have a majority shareholder that had already approved the sale.

Regulatory Matters, page 9

4. We note from the carryover paragraph at the top of page 11 that you
"expect to receive an FDA response by the end of March 2006."
Since
March 2006 will soon end, please update this statement as appropriate either to describe the response you receive or to state a new anticipated date of receipt.


*	*	*


	As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	You may contact Amy Bruckner at (202) 551-3657 or Joseph
Roesler
at (202) 551-3628 if you have questions regarding comments on the financial statements and related matters. Please contact Greg Belliston at (202) 551-3861 or me at (202) 551-3715 with any other questions.

								Sincerely,



								Jeffrey Riedler
								Assistant Director

cc:	Clifford L. Neuman, Esq.
	1507 Pine Street
	Boulder, Colorado 80302
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Steven S. Porter
Ceragenix Pharmaceuticals, Inc.
March 23, 2006
Page 1